                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                   FORM 11-K


(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)


                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number 001-13461
                       ---------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

      Group 1 Automotive, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         Group 1 Automotive, Inc.
                         950 Echo Lane, Suite 100
                         Houston, Texas  77024

                              REQUIRED INFORMATION


         The Group 1 Automotive, Inc. 401K Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.


         Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed in this Report:

         (a)   Report of Independent Auditors

         (b) Statement of Net Assets available for Benefits - December 31, 2001 and 2000

         (c) Statement of Changes in Net Assets available for Benefits - Year ended December 31, 2001; and

         (d)   Notes to Financial Statements.

         The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-80399) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                                 Houston, Texas

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


                                    CONTENTS






REPORT OF INDEPENDENT AUDITORS ...............................................................................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .........................................................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
       FOR BENEFITS ..........................................................................................    3

     NOTES TO FINANCIAL STATEMENTS ...........................................................................    4


SUPPLEMENTAL SCHEDULES

     SCHEDULE OF NONEXEMPT TRANSACTIONS.......................................................................    8

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) ..........................................    9

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Group 1 Automotive, Inc. 401(k) Savings Plan
Houston, Texas


We have audited the accompanying statements of net assets available for benefits of Group 1 Automotive, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Nonexempt Transactions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             /s/ CROWE, CHIZEK AND COMPANY LLP

                                             Crowe, Chizek and Company LLP

South Bend, Indiana
May 22, 2002
--------------------------------------------------------------------------------


                                                                              1.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------




                                                     2001             2000
                                                  -----------     -----------
ASSETS
     Investments (Note 4)                         $35,962,699     $32,066,763

     Receivables
         Employer contribution                        327,025         218,869
         Participant contributions                    420,581         467,031
         Accrued income                                27,587          24,900
                                                  -----------     -----------
                                                      775,193         710,800

     Cash                                              42,530          11,138
                                                  -----------     -----------


NET ASSETS AVAILABLE FOR BENEFITS                 $36,780,422     $32,788,701
                                                  ===========     ===========

--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.


                                                                              2.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2001

--------------------------------------------------------------------------------



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
         Net depreciation in fair value of investments (Note 4)              $ (4,169,331)
         Interest and dividends                                                   620,851
                                                                             ------------
                                                                               (3,548,480)

     Contributions
         Employer                                                               2,225,480
         Participant                                                            6,950,593
         Rollover                                                               1,252,096
                                                                             ------------
                                                                               10,428,169

     Transfers from other plans (Note 3)                                          478,643
                                                                             ------------

              Total additions                                                   7,358,332

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                              3,259,833
     Administrative expenses                                                      106,778
                                                                             ------------
         Total deductions                                                       3,366,611
                                                                             ------------


NET INCREASE                                                                    3,991,721

Net assets available for benefits
     Beginning of year                                                         32,788,701
                                                                             ------------

     End of year                                                             $ 36,780,422
                                                                             ============

--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.


                                                                              3.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Group 1 Automotive, Inc. (Company or Sponsor) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan, adopted July 1, 1999, covering all employees of the Company who have six months of service and are age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 15% of pretax annual eligible compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant's compensation upon which the match shall be based. The matching Company contribution may be in the form of cash or shares of Company Stock or a combination. Contributions are subject to certain limitations. Certain Plan administrative costs have been paid by the Company.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, and
(b) Plan earnings, and, at times, charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Forfeitures: The Plan was amended during 2001 to allow the Plan to use forfeitures to pay for Plan administrative expenses. During the year ended December 31, 2001, forfeited nonvested accounts of $188,938 were used to reduce employer contributions by $93,265 and to pay for Plan administrative expenses of $95,673. As of December 31, 2001 there were $90,910 remaining forfeited nonvested amounts which will be used to reduce future employer contributions or pay for Plan administrative expenses.


--------------------------------------------------------------------------------

                                  (Continued)


                                                                              4.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant may elect to have the distribution received in cash or in shares of Company stock.

In-service Withdrawals: A participant may withdraw from his of her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the Plan.

Loan Provisions: Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant's account and bear interest.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Payment of Benefits:  Benefits are recorded when paid.

NOTE 3 - TRANSFERS FROM OTHER PLANS

During 2001, two qualified plans of the Sponsor were merged into the Plan. The participants of the other plans became participants of this plan as of the date of the merger. The assets of the other plans were transferred to the Plan after the merger date.
--------------------------------------------------------------------------------

                                  (Continued)


                                                                              5.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:


                                                                 2001             2000
                                                              -----------     -----------

Massachusetts Investors Growth Stock Fund                     $ 9,456,513     $11,852,312
Merrill Lynch Retirement Preservation Trust                     5,022,518       3,257,583
Merrill Lynch Equity Index Trust                                4,340,649       4,891,622
Van Kampen American Value Fund                                  3,249,192       3,074,548
Federated International Equity Fund                             2,983,671       3,260,287
Mercury Total Return Bond Fund                                  2,852,347       1,758,227
Group 1 Automotive, Inc. Common Stock                           2,075,791         278,516
The Oakmark Equity and Income Fund                              1,905,388              --
Black Rock Balanced Portfolio                                          --       2,111,450


During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $4,169,331 as follows:


                                        2001
                                   ------------
Mutual funds                       $ (4,276,423)
Common/Collective Funds                (608,726)
Common Stock                            715,818
                                   ------------

                                   $ (4,169,331)
                                   ============


NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in the employer contributions.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for services rendered amounted to $106,778 for the year ended December 31, 2001.


--------------------------------------------------------------------------------

                                  (Continued)


                                                                              6.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 6 - PARTIES-IN-INTEREST (Continued)

The Plan held the following party-in-interest investments:



                                                          2001               2000
                                                       ------------     ------------

Group 1 Automotive, Inc. common stock                  $  2,075,791     $    278,516
Merrill Lynch Retirement Preservation Trust               5,022,518        3,257,583
Merrill Lynch Equity Index Trust                          4,340,649        4,891,622
Merrill Lynch Fundamental Growth Fund                       516,870               --

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. As of December 31, 2001 and 2000, amounts allocated to these individuals totaled $8,997 and $45,997, respectively.

NOTE 8 - INCOME TAX STATUS

The Internal Revenue Service has ruled in a letter dated September 24, 2001 that the Plan is designed under the applicable sections of the Internal Revenue Code and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan has been amended to comply with IRS guidelines and the plan sponsor believes that the Plan continues to qualify and to operate as designed.

There are some issues related to the calculation of eligible compensation subject to 401(k) deferrals and employer matching contributions as defined by the Plan document. Management intends to address these issues in accordance with the procedures prescribed by the Internal Revenue Service.

--------------------------------------------------------------------------------

                                                                              7.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 2001

--------------------------------------------------------------------------------

Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


(a)  IDENTITY OF PARTY INVOLVED

     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST

     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE

     Employee wage deferrals of $4,496 and loan repayments of $1,874 for January through July, September and December of 2001 were not deposited into the Plan by the Plan Sponsor until January 28, 2002

(d)  PURCHASE PRICE

     $ -0-

(e)  SELLING PRICE

     $ -0-

(f)  LEASE RENTAL

     $ -0-

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION

     $ -0-

(h)  COST OF ASSET

     $6,370

(i)  CURRENT VALUE OF ASSET

     $6,370

(j)  NET GAIN OR (LOSS) ON EACH TRANSACTION

     $ -0-


--------------------------------------------------------------------------------

                                                                              8.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001

--------------------------------------------------------------------------------


Name of Plan Sponsor:                Group 1 Automotive, Inc.
                       ------------------------------------------------
Employer Identification Number:             76-0506313
                                 --------------------------------------
Three-Digit Plan Number:                        001
                          ---------------------------------------------


                                                             (c)
                                                   Description of Investment
                          (b)                       Including Maturity Date,                              (e)
                   Identity of Issue                Rate of Interest, Par or           (d)              Current
  (a)                 or Borrower                        Maturity Value               Cost               Value
                   -----------------               -------------------------          ----              -------


      Mercury Total Return Bond
      Fund                                             Mutual Fund,                     #           $     2,852,347
                                                         223,714 units

   * Group 1 Automotive, Inc.                          Common Stock,                    #                 2,075,791
                                                         72,809 shares

     Massachusetts Investors Growth Stock
      Fund                                             Mutual Fund,                     #                 9,456,513
                                                         733,632 units

   * Merrill Lynch Retirement Preservation
      Trust                                            Collective Trust,                #                 5,022,518
                                                         5,022,518 units

     Van Kampen American Value Fund                    Mutual Fund,                     #                 3,249,192
                                                         172,554 units

     Federated International Equity Fund               Mutual Fund,                     #                 2,983,671
                                                         198,119 units

   * Merrill Lynch Equity Index Trust                  Collective Trust,                #                 4,340,649
                                                         53,854 units

     The Oakmark Equity and Income Fund                Mutual Fund,                     #                 1,905,388
                                                         102,330 units

   * Merrill Lynch Fundamental                         Mutual Fund,                     #                   516,870
       Growth Fund                                       28,541 units

     Delaware Group Trend Fund                         Mutual Fund,
                                                         41,249 units                   #                   731,340

     Van Kampen Growth and                             Mutual Fund,
       Income Fund                                       67,087 units                   #                 1,141,157

     Participant Loans                                 Interest rates ranging
                                                       from 4.5% to 13%                                   1,687,263
                                                                                                    ---------------

                                                                                                    $    35,962,699
                                                                                                    ===============


*  denotes party-in-interest

# All investments are participant directed therefore cost information is not required.

--------------------------------------------------------------------------------


                                                                              9.

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Group 1 Automotive, Inc.
                                       401(k) Savings Plan
                                       ----------------------------------------

Date: June 19, 2002                    By: /s/ Brooks O'Hara
                                       Brooks O'Hara
                                       Vice President, Human Resources
                                       Plan Administrator

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                     DESCRIPTION
------                     -----------

23.1                       Consent of Independent Auditors